

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2020

Simon Yu
Chief Executive Officer
Cannabis Strategic Ventures
9350 Wilshire Blvd., Suite 203
Beverly Hills, CA 90212

> **Re: Cannabis Strategic Ventures**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed November 19, 2020**
> **File No. 024-11303**

Dear Mr. Yu:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [month, day, year] letter.

Amendment No. 2 to Offering Statement on Form 1-A

Risk Factors
The subscription agreement for the purchase of common stock from the Company contains an exclusive forum provision, page 20

1. Please revise this risk factor to disclose that there is also a risk that your exclusive forum provision may result in increased costs to bring a claim.

Relationships and Related Party Transactions, page 45

2. We note your revisions in response to prior comment 4 which appear to provide disclosure of related party transactions through June 30, 2020. If there have been any related party transactions since then, please revise to disclose those transactions as required by Item

404 of Regulation S-K. Also, revise to identify the related persons.

General

3.   We note your response to prior comment 8. The range that you are permitted to include in the offering circular pertains to the price, not the volume, of securities to be offered, consistent with Rule 253(b). Please revise to consistently state the maximum number of shares of common stock that you are offering, rather than a range of shares or a maximum dollar amount of shares. The volume of securities to be offered, including the number of shares to be offered in the secondary offering, must fall within the limits set forth in Rules 251(a)(1) and (3) when using the upper end of the price range. Please also have counsel revise its legality opinion, as applicable.

4.   We note your revisions in response to prior comment 9 and reissue. Please revise the legality opinion filed as Exhibit 12.1 to state that the shares being offered for resale by the selling shareholders "are validly issued, fully paid and non-assessable." Refer to Section II.B.2.h of Staff Legal Bulletin No. 19. Please revise the price range in the opinion to be consistent with the information provided in the offering circular.

 You may contact Franklin Wyman at 202-551-3660 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Joe McCann at 202-551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: William Robinson Eilers, Esq.